SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                          SHORT-TERM INVESTMENTS TRUST


   Effective March 2, 2001, Short-Term Investments Trust established the Sweep Class for the following portfolios: Government & Agency Portfolio, Treasury Portfolio and Government TaxAdvantage Portfolio. The Sweep Class is subject to Rule 12b-1 Plan payments of 0.25% per annum of the average daily net assets of a Multiple Class Fund attributable to the Sweep Class.